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                          April 10, 2023

       Dr. A. Rachel Leheny
       Chief Executive Officer
       CalciMedica, Inc.
       505 Coast Boulevard South, Suite 307
       La Jolla, California 92037

                                                        Re: CalciMedica, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 4, 2023
                                                            File No. 333-271115

       Dear Dr. A. Rachel Leheny:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cindy
Polynice at 202-551-8707 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Carlos Ramirez, Esq.